SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





  RYANAIR TO RESTART LOW FARE FLIGHTS ON THE STRASBOURG-LONDON ROUTE AT EUR9.00
                             FARES ON 29TH JAN '04
                      - IF THE NANCY COURT APPEAL SUCCEEDS

Ryanair, France's largest low fares airline today (16th Dec 03) confirmed that it would restart low fare flights between Strasbourg and London if, as indicated, the Court of Appeal in Nancy hands down its decision before the end of December, and if this decision follows the advice of the Commissaire de Government to reject Britair's case.

These daily flights will start on Thursday the 29th of January, with one way fares between Strasbourg and London from just EUR9 one way (plus taxes), thereby ending the high fare Air France monopoly which has caused traffic on the route to collapse from almost 20,000 per month this Summer to just over 1,000 in October, the first month of Air France's high fares services.

Ryanair again welcomed the findings of the Court appointed Commissaire de Government, who in his submission to the Appeal Court declared;

 1. That the Administrative Tribunal in Strasbourg did not have the competence to make a finding on the commercial agreement between Ryanair and Strasbourg Airport.
 2. That having investigated the terms of the agreement between Ryanair, Strasbourg Airport and the CCI, he found that they did not constitute State Aid.
 3. He recommended that the Britair case be thrown out, and that costs be awarded against Britair.

Ryanair is hopeful that the Appeal Court will support these findings which will allow the restoration of low fare flight at Strasbourg, by rejecting the Britair case before the end of December.
Mr Jim Callaghan, Ryanair's Head of Regulatory Affairs said;

    "We have been heartened by the support for our case from the Commissaire de Government, and also by the hundreds of ordinary consumers who turned out in Nancy last week to support not just Ryanair but the return of low fare air travel to Strasbourg.

    "We again renew our promise to our supporters that Ryanair will restore low fare flights to Strasbourg if this appeal is successful. By committing to a relaunch date of 29 January and the relaunch fare of just EUR9 one way (plus taxes) we are fulfilling the promises we made to all of our customers in Strasbourg.

Ends          16th December 2003

For further information

please contact: Paul Fitzsimmons       Pauline McAlester
                Ryanair                Murray Consultants
                Tel. 353-1-8121212     Tel. 353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director